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                              UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.

                               SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO.     3   )*
                                        --------

                            DEPARTMENT 56, INC.
          -------------------------------------------------------
                             (Name of Issuer)


                       Common Stock, par value $.01
          -------------------------------------------------------
                        (Title Class of Securities)



                                249509100
               ---------------------------------------------
                              (CUSIP Number)



Check the following box if a fee is being paid [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 249509100                 13G          PAGE   2    OF   8   PAGES
          ---------------                             ------    -----

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Forstmann Little & Co. Subordinated Debt and Equity
      Management Buyout Partnership -- IV

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A) [ ]
                                                                (B) [x]
3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION
    New York

  NUMBER OF     5  SOLE VOTING POWER
   SHARES          None

BENEFICIALLY    6  SHARED VOTING POWER
  OWNED BY         None

    EACH        7  SOLE DISPOSITIVE POWER
  REPORTING        None

   PERSON       8  SHARED DISPOSITIVE POWER
    WITH           None

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    None

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    None

12  TYPE OF REPORTING PERSON*
    PN
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 249509100                 13G          PAGE   3    OF   8   PAGES
          ---------------                             ------    -----

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Department 56 Partners, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A) [ ]
                                                                (B) [x]
3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION
    New York

  NUMBER OF     5  SOLE VOTING POWER
   SHARES          None

BENEFICIALLY    6  SHARED VOTING POWER
  OWNED BY         None

    EACH        7  SOLE DISPOSITIVE POWER
  REPORTING        None

   PERSON       8  SHARED DISPOSITIVE POWER
    WITH           None

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    None

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    None

12  TYPE OF REPORTING PERSON*
    PN
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 3 amends and restates the entire text of the
Schedule 13G filed on February 14, 1994, as amended by Amendment No. 1 thereto filed on February 10, 1995 and Amendment No. 2 thereto filed on February 1, 1996 by Department 56 Partners, L.P. and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership - IV with respect to the Common Stock of Department 56, Inc.

Item 1 (a).  Name of Issuer:

             Department 56, Inc.

Item 1 (b).  Address of Issuer's Principal Executive Offices.

             One Village Place
             6436 City West Parkway
             Eden Prairie, Minnesota 55344

Item 2 (a).  Name of Persons Filing.

             This statement is being filed by (i) Department 56
             Partners, L.P. ("Department 56 Partners") and (ii)
             Forstmann Little & Co. Subordinated Debt and Equity
             Management Buyout Partnership-IV ("MBO-IV").

Item 2 (b).  Address of Principal Business Office, or, if none, residence.

             The address of the principal business office of each Reporting Person is:

             c/o Forstmann Little & Co.
             767 Fifth Avenue
             New York, New York 10153

Item 2 (c).  Citizenship.

             Department 56 Partners and MBO-IV are each New York limited partnerships.

Item 2 (d).  Title of Class of Securities.

             The securities to which this statement relates are shares of Common Stock, par value $.01 per share, of the Issuer (the "Common Stock").

Item 2 (e).  CUSIP Number.

             The CUSIP number for the Common Stock is 249509100.

Item 3.      If this statement is filed pursuant to Rule 13d-
             1(b), or 13d-2(b), check whether the person filing is a:

             None of the options apply.  This Schedule 13G
             Amendment No. 3 is being filed as an amendment to an initial Schedule 13G filed pursuant to Rule 13d-
             1 (c).

Item 4.      Ownership.

             (1)    Department 56 Partners:

                    (a)  Amount Beneficially Owned.

                    Department 56 Partners, a New York limited partnership, directly owned 6,916,028, 4,000,286, 1,211,223 and 1,211,223 shares of
                    Common Stock as of December 31, 1993,
                    December 31, 1994, December 31, 1995 and
                    December 31, 1996, respectively.  FLC XXV
                    Partnership, a New York general partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of Department 56 Partners and, accordingly, may be, or may have been, deemed to share beneficial ownership of the shares of Common Stock held by Department 56 Partners, but it specifically disclaims and disclaimed any such beneficial ownership pursuant to Rule 13d-4. Theodore J. Forstmann, Nicholas C. Forstmann, Wm. Brian Little, John A. Sprague, Steven B. Klinsky, Winston W. Hutchins and Sandra J. Horbach, each a United States citizen with his or her principal place of business at the address set forth in response to Item 2(b) of this statement, were the general partners of FLC XXV Partnership as of December 31, 1996 and may have been deemed to share beneficial ownership of the shares of Common Stock held by Department 56 Partners, but each specifically disclaims and disclaimed any such beneficial ownership pursuant to Rule 13d-4.

                    Department 56 Partners, which previously directly owned 1,211,223 shares of Common Stock as of December 31, 1996, distributed all of such shares, effective as of January 3, 1997, to the partners of Department 56 Partners and now directly owns no shares of Common Stock.

                    (b)  Percent of Class.

                    The shares of Common Stock owned by
                    Department 56 Partners represent 0% of the outstanding shares of the Common Stock.

                    (c) Number of shares as to which such person has:

                         (i)   sole power to vote or to direct
                               the vote -- None.

                         (ii)  shared power to vote or to direct
                               the vote -- None.

                         (iii) sole power to dispose or to
                               direct the disposition of --
                               None.

                         (iv)  shared power to dispose or to
                               direct the disposition of --
                               None.

             (2)    MBO-IV:

                    (a)  Amount Beneficially Owned.

                    MBO-IV, a New York limited partnership,
                    directly owned 6,102,378, 3,529,666,
                    1,068,729 and 1,068,729 shares of Common
                    Stock as of December 31, 1993, December 31,
                    1994, December 31, 1995 and December 31,
                    1996, respectively.  FLC Partnership, L.P.
                    ("FLC"), a New York general partnership
                    having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of MBO-IV and, accordingly, may be, or may have been, deemed to share beneficial ownership of the shares of Common Stock held by MBO-IV, but it specifically disclaims and disclaimed any such beneficial ownership pursuant to Rule 13d-4. Theodore J. Forstmann, Nicholas
                    C. Forstmann, Steven B. Klinsky, Winston W.
                    Hutchins and Sandra J. Horbach, each a United States citizen with his or her principal place of business at the address set forth in response to Item 2(b) of this statement, were the general partners of FLC as of December
                    31, 1996 and (other than Ms. Horbach, who does not have any voting or investment power with respect to, or any economic interest in, the shares of Common Stock owned by MBO-IV) may have been deemed to share beneficial ownership of the shares of Common Stock held by MBO-IV, but each specifically disclaims and disclaimed any such beneficial ownership pursuant to Rule 13d-4.

                    MBO-IV, which previously owned 1,068,729 shares of Common Stock as of December 31, 1996, distributed all of such shares, effective as of January 3, 1997, to the partners of MBO-IV and now directly owns no shares of Common Stock.

                    (b)  Percent of Class.

                    The shares of Common Stock owned by MBO-IV represent 0% of the Common Stock.

                    (c) Number of shares as to which such person has:

                         (i)   sole power to vote or to direct
                               the vote -- None.

                         (ii)  shared power to vote or to direct
                               the vote -- None.

                         (iii) sole power to dispose or to
                               direct the disposition of --
                               None.

                         (iv)  shared power to dispose or to
                               direct the disposition of --
                               None.

Item 5.      Ownership of Five percent or Less of a Class.

             The undersigned have ceased to be the beneficial owners of more than 5% of the outstanding shares of Common Stock.

Item 6. Ownership of More than Five Percent on Behalf of another Person.

             Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

             Not Applicable.

Item 8.      Identification and Classification of Members of the
             Group.

             Not Applicable.

Item 9.      Notice of Dissolution of Group.

             Not Applicable.

Item 10.     Certification.

             Not Applicable.

                            Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1997


                              Department 56 Partners, L.P.

                              By:  FLC XXV Partnership,
                                   General Partner



                              By:  /s/ Winston W. Hutchins
                                   ---------------------------
                                   Winston W. Hutchins
                                   General Partner


                              Forstmann Little & Co. Subordinated
                              Debt and Equity Management Buyout
                              Partnership-IV

                              By:  FLC Partnership, L.P.
                                   General Partner



                              By:  /s/ Winston W. Hutchins
                                   ----------------------------
                                   Winston W. Hutchins
                                   General Partner